UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
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| 8-70064 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fusion Partners Global, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 East 59 St, Suite 12B
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilina Stamova (Name) (212) 668-8700 (Area Code – Telephone Number) istamova@acisecure.com (Email Address)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH, LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580 (Address) HAUPPAUGE (City) NY (State) 11788 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3370 (PCAOB Registration Number, if applicable)

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Karen D. Gephardt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fusion Partners Global, LLC, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

_______________________
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Fusion Partners Global, LLC

**Report on Audit of Financial Statement**
**and Supplemental Information**

**As of and for the Year Ended June 30, 2026**

Table of Contents
As of and for the Year Ended June 30, 2026

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fusion Partners Global, LLC:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Fusion Partners Global, LLC (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Fusion Partners Global, LLC as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Fusion Partners Global, LLC's auditor since 2024.

Hauppauge, New York
August 28, 2026

Nawrocki Smith LLP

Statement of Financial Condition
June 30, 2026

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 107,909 |
| Investments | | 600,000 |
| Accounts receivable | | 34,576 |
| Prepaid expenses | | 27,370 |
| Fixed Assets | | 2,269 |
| Other assets | | 3,119 |
| **TOTAL ASSETS** | $ | 775,243 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **LIABILITIES:** | | |
| Accounts payable and accrued expenses | | 38,338 |
| **TOTAL LIABILITIES** | | 38,338 |
| **MEMBER'S EQUITY** | | 736,905 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 775,243 |

See Notes to Accompanying Financial Statement.

## NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Fusion Partners Global, LLC (the "Company") is a Limited Liability Company that was formed in New York on November 28, 2017. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of May 11, 2018. The firm operates in New York City and is limited to raising capital for private placements in various asset management entities.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Accounts Receivable

The Company's accounts receivable consists primarily of amounts due from private placement fees and management fees.

The Company follows Accounting Standards Codification ("ASC") Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are not 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. As of June 30, 2026, there are fees receivable of $34,576. Management evaluated these balances and does not believe that an allowance for credit losses is required as of June 30, 2026.

### Revenue and Expense Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services.

The Company evaluates its contracts using the five-step model prescribed by ASC 606, which requires the Company to (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when, or as, the Company satisfies its performance obligations.

The Company generates revenue primarily from private placement services and management advisory services.

*Private placement fees*

The Company acts as placement agent for various asset management entities. The Company's performance obligation is to arrange the successful placement of funds with investors in accordance with the terms of the applicable engagement agreement.

The Company earns transaction-based fees, which are generally calculated as a percentage of the gross proceeds raised. On occasion the Company may receive compensation in the form of securities, which are recognized at the closing of the transaction. For the year ended June 30, 2026, total compensation in the form of securities was $800,000. The Company's performance obligation is satisfied, and revenue is recognized at a point in time, upon the successful closing of the applicable securities offering when all of the following conditions have been met:

- the offering has closed;
- the investor subscriptions have become irrevocable;
- the issuer has accepted the subscriptions;
- the Company has no remaining substantive performance obligations; and
- collection of the consideration is probable.

Transaction-based fees are considered variable consideration until the closing of the offering. The Company constrains estimates of variable consideration until it is probable that a significant reversal of recognized revenue will not occur. Accordingly, revenue is generally recognized only upon the closing of the transaction.

*Management Fees*

The Company provides ongoing management, consulting, and advisory services to investment management entities under contractual arrangements. These services represent a series of distinct services that are substantially the same and are transferred continuously to the customer.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Revenue and Expense Recognition (continued)**

*Management Fees (continued)*

Revenue from these arrangements is recognized over time as the services are performed because the customer simultaneously receives and consumes the benefits of the Company's performance. Revenue is generally recognized on a monthly basis in accordance with the contractual fee arrangements.

*Contract Assets and Contract Liabilities*

Contract assets represent amounts for which the Company has recognized revenue but has not yet established an unconditional right to payment. The Company did not have any contract assets as of June 30, 2026.

Contract liabilities consist of customer payments received in advance of satisfying the related performance obligations. Contract liabilities are recognized as revenue when the underlying services are performed. The Company did not have any contract liabilities as of June 30, 2026.

*Disaggregation of Revenue*

The Company’s revenues for the year ended June 30, 2026 originated for management fees of $263,068 and compensation in the form of securities of $600,000.

**Investment in Private Company**

The Company received privately held warrants as noncash consideration for investment banking services. The warrants do not have a readily determinable fair value. The Company has elected the measurement alternative under ASC 321-10-35-2 and initially recorded the warrants based on their estimated fair value of approximately $600,000. The $600,000 value was determined based on the Company's valuation of the underlying entity and the number of warrants earned. Management evaluated whether any impairment indicators or observable price changes in orderly transactions involving identical or similar securities occurred subsequent to initial recognition and concluded that no adjustment to the carrying value was required. Accordingly, the warrants are carried at $600,000 as of year-end.

**Income Taxes**

The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. The Company's sole member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the FASB ASC 740, Income Taxes. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statement. For the year ended June 30, 2026, the Company had no allocated portion of UBT.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At June 30, 2026, the Company had no material unrecognized tax and no uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's income tax returns for three years from the date of filing.

**Use of Estimates**

The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

FASB Accounting Standards Updated ("ASU") 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, generally requires entities to measure equity investments (other than equity method investments, controlling financial interests that result in consolidation of the investee and certain other investments) at fair value and recognize any changes in fair value in net income. However, entities will be able to elect a measurement alternative for equity investments that do not have readily determinable fair values and do not qualify for the practical expedient in ASC 820 to estimate fair value using the net asset value (NAV) per share. Pursuant to ASU 2016-01, the Company has made an accounting policy election to measure certain equity securities without readily determinable fair value at cost, less any impairment, adjusted for any changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

**Recent Accounting Pronouncements**

The Company has determined that no recently issued accounting pronouncements will have a material impact on its financial position, results of operations and cash flows, or do not apply to its operations.

**NOTE 3 – CONCENTRATIONS OF CREDIT RISK**

**Cash**

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. As of June 30, 2026 the amount in excess of the FDIC limit was $0.

**Revenue**

During the year ended June 30, 2026, two customers accounted for 100% of the total revenue.

**Accounts Receivable**

During the year ended June 30, 2026, two customers accounted for 100% of the accounts receivable.

**NOTE 4 – LEASES AND RELATED PARTY TRANSACTIONS**

The Company follows the provisions of ASC Topic 842 for lease accounting. The Company has currently sub-leased an office space from the Managing Member on an annual basis in New York City. The lease is classified as an operating lease. The Company has elected the short-term lease exception and therefore only recognizes right-of-use assets and lease liabilities for leases with a term greater than one year. For the year ended June 30, 2026, $24,417 of expenses were incurred related to this agreement, which is included within Occupancy Expenses on the Statement of Operations.

**NOTE 5 - INDEMNIFICATIONS**

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

**NOTE 6 – NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2026, the Company had net capital of $69,571 which was $64,571 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was approximately 55.11%.

**NOTE 7 – EXEMPTION FROM RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

**NOTE 8 - COMMITMENTS AND CONTINGENCIES**

There were no commitments and contingencies as of or during the year ended June 30, 2026.

**NOTE 9 - SEGMENT REPORTING**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, the brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

**NOTE 10 - CORRECTION OF CLASSIFICATION OF WARRANT PURCHASE AND AMENDMENT OF REGULATORY FILINGS**

During the fiscal year ended June 30, 2026, the Company identified that a purchase of warrants had been recorded as a charge to capital. Upon further review, management determined that the transaction should have been classified as an investment and presented as an asset on the Statement of Financial Condition.

Effective April 1, 2026, the Company reclassified the warrant purchase from the capital account to investments as reflected on the Statement of Financial Condition as the Management believes that the original classification would have impacted the regulatory net capital computation and associated capital withdrawal lock-in provisions under SEC Rule 15c3-1(e).

As a result of this determination, the Company amended its FOCUS Reports for the months of April, May, and June 2026 to reflect the corrected classification and related net capital computations. Management believes the amended filings appropriately reflect the Company's financial position and regulatory capital status during the affected periods.

**NOTE 11 – SUBSEQUENT EVENTS**

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2026 through August 28, 2026, the date which the financial statement were available to be issued. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statement.